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                               August 5, 2022

       Eric Lehner
       Chief Executive Officer
       Winning Brands Corp
       92 Caplan Avenue, Suite 134
       Barrie, Ontario L4N 9J2
       Canada

                                                        Re: Winning Brands Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed July 13, 2022
                                                            File No. 024-11935

       Dear Mr. Lehner:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed July 13, 2022

       Cover Page

   1. Please reconcile Part I, Item 4, which indicates that you are not conducting a best efforts offering, with your
disclosures throughout the Offering Circular indicating that you are conducting the offering
on a best efforts basis.
       Continuous Offering, page 5

   2. We note your statement on page 5 that "No securities will be offered or sold 'at the market.' The Shares
will be sold at a fixed price." We also note that Section 5 of your
                                                        Series B Preferred
Stock Terms provides that Series B Preferred Stock holders may convert their preferred
shares into common shares "at any time" and that the conversion price of the Series B
Preferred Stock will be the lesser of (i) $1.00 per share or (ii) 75%
 Eric Lehner
FirstName  LastNameEric Lehner
Winning Brands  Corp
Comapany
August     NameWinning Brands Corp
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
         of the average closing bid price of your common stock on the OTC Pink for the last
         10 trading days prior to the date the company receives a conversion notice. As structured, the offering would allow for the issuance of common stock over time to converting stock holders at a floating price based on the common stock's trading price. Because at-the-market offerings are not permitted under Regulation A, please revise the offering to set a fixed conversion price and include this conversion price in your aggregate offering price, or otherwise amend the offering to comply with Rule
         251(d)(3)(ii).
No Disqualification Event ("Bad Actor" Declaration), page 5

3. In Part I, Item 3 you indicate that you provide "bad actor" disclosure in the Offering
         Circular pursuant to Rule 262(d). However, you state on page 5 of your Offering
         Circular that there are no Disqualifying Events or "bad actor" disqualifications. Please revise your filing as appropriate to reconcile this discrepancy. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

4. Please review your MD&A disclosures and your financial statements and amend the offering circular so that all disclosures are consistent. For instance, and without limitation, we note your disclosure that for the years ended December 31, 2021 and 2020, the Company had revenues of $407,234 and $194,618, respectively, and your cost of goods sold for the same years were $107,147 and $194,618, respectively. On page F-3, however, your income statement does not include a FY2021 revenue figure and you report revenues of $407,234 for FY2020 with costs of goods sold of $63,212 for FY2020 and
         $107,147 for FY2021.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Lehner
Winning Brands Corp
August 5, 2022
Page 3




       You may contact Jordan Nimitz at (202) 551-5831 or Joe McCann at (202) 551-6262
with any questions.



                                                       Sincerely,
FirstName LastNameEric Lehner
                                                       Division of Corporation
Finance
Comapany NameWinning Brands Corp
                                                       Office of Life Sciences
August 5, 2022 Page 3
cc:       Jeff Turner, Esq.
FirstName LastName